Mail Stop 6010

November 18, 2008

Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, Ohio 43215
Attn: General Counsel

> **Re: Nationwide Financial Services, Inc.**
> **Amendment No. 1 to**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed October 31, 2008**
> **File No. 1-12785**
>
> **Amendment No. 1 to Schedule 13E-3**
> **Filed October 31, 2008**
> **File No. 5-50759**

Dear Sir/Madam:

We conducted a limited review of your revised filings. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Special Factors, page 9

Background of the Merger, page 11

1. We note your response to our prior comment 19. It appears that the Lazard materials used prior to August 6, 2008 are materially related to the Rule 13E-3 transaction, regardless of whether they served or not as the basis for the "final decisions" of the Special Committee or the Board of the company. Therefore, please revise your disclosure to summarize all Lazard materials and, to the extent those materials have not already been filed, please file all relevant materials as exhibits to the Schedule 13E-3.

2. We note your response to our prior comment 20 and the related disclosure on page 12 of the amended proxy statement. If UBS and Goldman Sachs discussed other financial analyses that were not among those ultimately provided to the Board, please identify those analyses and state why they were not ultimately presented to the Board.

3. We note your response to our prior comment 23; however, we reissue our previous comment. Although we note that you state that the projections did not serve as the final basis for Lazard's August 6, 2008 opinion, we note that Lazard relied on the projections in its public market trading analysis on page 36, its premiums on public market analysis on page 38, and its supplemental cash flow valuation analysis on page 42. In addition, we note that Milliman used projections in its actuarial appraisal on page 44 and UBS and Goldman used projections in their implied transaction multiples analysis on page 46. Please revise to disclose the financial projections used by each financial advisor or reference the location in the proxy statement where that information may be located.

4. We note your response to our prior comment 28 and reissue that comment. Please revise your disclosure to quantify the revised preliminary valuation presented by Lazard during the June 17, 2008 telephonic meeting with the special committee. This information is materially related to the Rule 13E-3 transaction.

Recommendations of the Special Committee and our Board; Reasons for Recommending the Adoption of the Merger Agreement, page 22

5. We note your response to our prior comment 32 and your revised disclosure on page 26 that the board expressly adopted the special committee's recommendation. Please revise to state, if true, that the board also expressly adopts the special committee's discussion of the factors considered in determining fairness. Refer to Item 1014 (b) of Regulation M-A and Q&A No. 20 in SEC Rel. 34-17719. Alternatively, the Board needs to disclose its analysis with respect to the factors in Instruction 2 to Item 1014 of Regulation M-A.

Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Unaffiliated Shareholders, page 28

6. We note your response to our prior comment 39. It is not clear how NWM, NWC and Merger Sub concluded that the merger is substantively and procedurally fair to the company's unaffiliated shareholders if "none of NWM, NWC or Merger Sub undertook an independent evaluation of the fairness of the proposed merger." Please revise your disclosure to clarify. Further, please revise to address each of the factors in Instruction 2 to Item 1014 of Regulation M-A. Please note that when a factor that would otherwise be important in determining the terms of the transaction is not considered or is given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the disclosure understandable and complete. Refer to Q&A No. 20 in SEC Rel. 34-17719.

7. You state on the eighth bullet point on page 29 that the value to company's shareholders that would be achieved by continuing as a public company was not likely to be as great as the merger consideration. Please revise your disclosure to discuss your analyses and reasoning supporting this conclusion.

Financial Projections, page 31

8. We note your response to our prior comment 44 and the related revisions on page 32. Please expand your disclosure to specifically describe what assumptions were made with respect to the starting date for the projection, equity market returns, interest rates, sales and premium growth rates, customer persistency and expense growth.

Opinion of the Financial Advisor to the Special Committee, page 33

Valuation Analyses, page 35

9. We note your responses to our prior comments 49 and 50. Please advise us as to whether the companies used in the analyses were the only companies and transactions that met the criteria identified. If any companies meeting the criteria were identified and specifically excluded from the analyses, please revise to identify the company or transaction and explain why it was excluded.

Summary of Financial Analyses of UBS and Goldman Sachs, page 45

Selected Publicly Traded Companies Analysis, page 48

10. We note your response to our prior comment 68. Please revise your disclosure in the proxy statement to identify the three companies that also met the criteria but were not included in the analysis. Also, please state in your revised disclosure why these companies were excluded.

Miscellaneous, page 51

11. We note your response to our prior comments 71 and 72 and reissue those comments. It appears that UBS and Goldman Sachs provided a "report, opinion or appraisal" within the meaning of Item 1015(a) of Regulation M-A. Therefore, the disclosure should describe "any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship." See Item 1015(b)(4). Please revise to provide a narrative and quantitative description of the fees paid to UBS and Goldman Sachs.

                                  *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with any questions.

                                                        Sincerely,

                                                        Jeffrey Riedler
                                                        Assistant Director

cc: Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, NY 10019
        Attn: Michael Groll, Esq.
        Sheri E. Bloomberg, Esq.

        Jones Day
        North Point
        901 Lakeside Avenue
        Cleveland, Ohio 44114
        Attn: Lyle G. Ganske, Esq.
        James P. Dougherty, Esq.